FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1.                           Reporting Issuer

Envoy Capital Group Inc. (the “Company”)
30 St. Patrick St. Suite 301
Toronto, Ontario
M5T 3A3

Item 2.                           Date of Material Change

April 20, 2011.

Item 3.                            News Release

A press release with respect to the material change referred to in this material change report was issued by the Company on April 20, 2011 and filed on the System for Electronic Document Analysis and Retrieval and released over Marketwire.

Item 4.                            Summary of Material Change

See Press Release attached as Schedule “A”.

Item 5.                            Full Description of Material Change

See Press Release attached as Schedule “A”.

Item 6.                            Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.                           Omitted Information

No information has been omitted.

Item 8.                           Executive Officer

Robert Pollock
President & Chief Executive Officer
(416) 619-3166

Item 9.                            Date of Report

DATED at Toronto, in the Province of Ontario, this 20th day April, 2011.

SCHEDULE “A”

ENVOY CAPITAL GROUP INC. ANNOUNCES PLAN
TO SELL WATT INTERNATIONAL INC.

TORONTO, ONTARIO -- April 20, 2011 -- Envoy Capital Group Inc. (NASDAQ: ECGI; TSX:ECG) (the “Company”) announced today that its board of directors have approved a plan to divest of its wholly-owned subsidiary, Watt International Inc. (“Watt”). The decision to sell Watt aligns with management’s ongoing plan to restructure the business through divestiture of all non-merchant banking assets.

The Company has hired Gilchrist Capital to assist in the sale. Gilchrist together with the Company plan to conduct an open, comprehensive process to achieve maximum value for Canada’s leading consumer and retail branding business.

Management has already received significant unsolicited expressions of interest in acquiring Watt during the last several weeks and will continue to explore all opportunities.

Watt International is an integrated retail agency with over forty years experience in over forty countries around the world. The firm works with brand marketers, retailers and developers to support their business goals with integrated services including research and insight, strategy and consulting, branding, and design. Watt has a long and storied history working with many of the top brands in the world and a client list which includes several Fortune 100 and 500 companies.

Watt’s management are excited about the new opportunities and strategic partnerships that this sale may bring to its employees and to Watt’s clients.

Envoy management is continuing to explore ways to maximum shareholder value. The Company expects that the decision to sell Watt will allow it to focus on building value through the merchant banking side of the business and is optimistic about the prospects in the investment market in 2011. Watt is estimated to represent under half of the net asset value of the Company.

For more information about this press release please contact Darlene Soper at: 416-593-3702 or email: darlenes@envoy.to

For further information about the Company, please contact:

Envoy Capital Group Inc.
Contact: Robert Pollock
Tel: 416.619.3166
Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking information is typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking information provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in forward looking information as a result of various factors, including, but not limited to, the state of the financial markets for the Company’s equity securities, the state of the market for iron ore or other minerals that may be produced generally, recent market volatility; variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to raise the necessary capital or to be fully able to implement its business strategies and other risks associated with the exploration and development of mineral properties. The reader is referred to the Company's disclosure documents for a more complete discussion of such risk factors and their potential effects, copies of which may be accessed through the Company’s page on SEDAR at www.sedar.com